Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 12, 2012

Registration No. 333-178937

ATWOOD OCEANICS, INC.

6.500% Senior Notes due 2020

Issuer:	Atwood Oceanics, Inc.

Ratings (Moody’s/S&P):	Ba3 / BB*

Note Type:	Senior Unsecured Notes

Pricing Date:	January 12, 2012

Settlement Date:	January 18, 2012 (T+3)

Maturity Date:	February 1, 2020

Principal Amount:	$450,000,000

Gross Proceeds:	$450,000,000

Coupon:	6.500%

Public Offering Price:	100.000%

Yield to Maturity:	6.500%

Spread to Benchmark Treasury:	497 basis points

Benchmark Treasury:	U.S. Treasury 3.625% due February 15, 2020

Interest payment dates:	February 1 and August 1, beginning August 1, 2012

Optional Redemption:

Make-whole call at any time prior to February 1, 2016

On or after the following dates and at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the notes redeemed during the periods indicated below:

Date	Percentage
February 1, 2016	103.250%
February 1, 2017	101.625%
February 1, 2018 and thereafter	100.000%

Equity Clawback:	Up to 35% at 106.500% prior to February 1, 2015

Change of Control:	101% plus any accrued and unpaid interest

CUSIP / ISIN:	050095AM0 / US050095AM05

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Barclays Capital Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	DNB Markets, Inc. Credit Agricole Securities (USA) Inc. BNP Paribas Securities Corp. Natixis Securities Americas LLC Nordea Bank Danmark A/S UniCredit Capital Markets LLC

Co-Managers:	HSBC Securities (USA) Inc. ING Financial Markets LLC Morgan Keegan & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Pro Forma Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges disclosure on page 30 of the preliminary prospectus is supplemented as follows:

Pro Forma(1)
Year Ended September 30, 2011
Ratio of earnings to fixed charges	11.0x

(1)	The pro forma calculation assumes that the notes were issued on, and accrued interest from, October 1, 2010 and that the net proceeds were used, on the first day of each fiscal quarter, to reduce amounts outstanding under our senior secured revolving credit facility at the end of such quarter. The calculation also assumes that such net amount outstanding under the credit facility, if any, was outstanding for the full fiscal quarter.

Description of Notes

The following summary of a provision of the indenture governing the notes supersedes and replaces in its entirety the corresponding summary appearing in the last paragraph of the definition of “Change of Control” under the caption “—Certain Definitions” on page 91 of the Preliminary Prospectus. Language deleted from the summary is in ~~strikethrough~~ and language added to the summary is in bold and underlined.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (a) the Company becomes a direct or indirect Wholly-Owned Subsidiary of a Person or directly or indirectly sells, transfers, conveys or otherwise disposes of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to such Person or a Wholly-Owned Subsidiary thereof and (b)(i) the holders of the Voting Stock of such Person immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction or (ii) both (x) the holders of the Company’s Voting Stock immediately prior to that transaction Beneficially Own, directly or indirectly, more than 50% of the Voting Stock of such Person, measured by voting power rather than number of shares, immediately following such transaction and (y) no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of such Person, measured by voting power rather than number of shares, immediately following such transaction.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at (212) 325-2000, Barclays Capital Inc. at (888) 603-5847 or Wells Fargo Securities, LLC at 800-326-5897.